

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2022

Yifan Li
Chief Executive Officer
Hesai Group
9th Floor, Building L2-B
1588 Zhuguang Road, Qingpu District
Shanghai 201702
People's Republic of China

       Re: Hesai Group
           Amendment No. 3 to Draft Registration Statement on Form F-1
           Submitted March 31, 2022
           CIK No. 0001861737

Dear Dr. Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 7, 2022 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2.   Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

3.   We note your disclosure that "In 2019, 2020 and the nine months ended September 30, 2021, transfers of cash were made across our organization through capital injections, intra-group loans and payments for services or goods provided." Please quantify the amounts where applicable and disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures here and in the prospectus summary.

4.   Please discuss potential impact of the Accelerating Holding Foreign Companies Accountable Act.

5.   Please revise to include a discussion of the rules adopted by the SEC on December 2, 2021 related to the Holding Foreign Companies Accountable Act. Please include corresponding disclosure in the prospectus summary and risk factors sections.

Prospectus Summary

Permissions for Our Operation and Securities Issuances to Foreign Investors and Recent Regulatory Developments, page 10

6.   Please revise to clarify whether the Company relied on an opinion from counsel regarding permissions or approvals that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. To the extent you relied on an opinion from counsel, please identify counsel and file a consent.

Summary of Combined and Consolidated Financial Data, page 19

7.   We note your revised disclosure in response to prior comment 2. Please revise to present only one pro forma calculation assuming the IPO was effective on January 1 of the latest annual period and include the amount of stock based compensation that will be recognized upon the effectiveness of your IPO. That is, assume the service vesting conditions that were met as of the IPO effectiveness date were also met as of January 1 of the latest annual period. Revise your disclosures to describe these assumptions.

8.   Please tell us and disclose how the pro forma weighted average shares used in calculating net loss per ordinary share is determined. Be advised that this amount should not assume that the stock options that vest due to the effectiveness of the IPO have been exercised.

<u>Risk Factors</u>
<u>The PRC government's significant oversight and discretion over our business operations could result in a material adverse change..., page 47</u>

9. Please clarify that the Chinese government may intervene or influence your operations at any time. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Z. Julie Gao, Esq.